UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

25 April 2014

Pearson plc

Results of Annual General Meeting 2014

Pearson plc held its annual general meeting for shareholders at 12 noon today. All resolutions set out in the Company's Notice of Annual General Meeting dated 24 March 2014 were proposed and approved on a poll.

The total number of votes received for each resolution is set out below. The Company's issued share capital on 23 April 2014 was 819,045,779 ordinary shares of 25p each.
The proportion of the Company's issued share capital represented by those votes cast is approximately 66%.

Resolution No. (as noted on the proxy form)	Shares For and Discretionary	Shares Against	Shares marked as Votes Withheld/ Abstentions
1. To receive the 2013 report and accounts	540,760,263	29,312	5,429,017
2. To declare a final dividend	542,679,067	23,160	3,516,365
3. To re-elect David Arculus	527,195,728	13,955,433	5,067,403
4. To re-elect Vivienne Cox	534,988,673	6,174,200	5,055,691
5. To re-elect John Fallon	487,417,717	53,774,557	5,026,318
6. To re-elect Robin Freestone	538,763,825	2,417,060	5,037,679
7. To re-elect Ken Hydon	535,927,652	5,230,711	5,060,201
8. To re-elect Josh Lewis	537,582,412	3,567,268	5,068,884
9. To re-elect Glen Moreno	533,287,869	7,888,196	5,041,099
10. To reappoint Linda Lorimer	540,031,561	1,127,233	5,059,770
11. To reappoint Harish Manwani	538,620,599	2,519,097	5,078,868
12. To approve the directors' remuneration policy	517,308,446	22,905,879	6,004,239
13. To approve the annual remuneration report	349,696,505	181,521,643	15,000,416
14. To reappoint the auditors	506,704,361	14,378,906	25,135,297
15. To determine the remuneration of the auditors	513,300,579	13,196,535	19,721,450
16. To authorise the company to allot ordinary shares	511,156,148	20,684,679	14,377,734
17. To waive the pre-emption rights	529,091,440	9,654,425	7,471,934
18. To authorise the company to purchase its own shares	540,607,460	433,883	5,177,249
19. To approve the holding of general meetings on 14 clear days' notice	449,339,197	91,867,665	5,011,730
20. To extend the Worldwide Save for Shares Plan	516,262,800	24,914,199	5,041,565

PEARSON plc

Date: 25 April 2014

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary